April 7, 2014

Via EDGAR Submission
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549
Attention: Tia L. Jenkins

Re:    Delta Apparel, Inc.
Form 10-K for the Fiscal Year Ended June 29, 2013
Filed August 29, 2013
File No. 001-15583
Ladies and Gentlemen:
This letter is submitted in response to comments contained in the letter dated March 24, 2014 (the “Staff’s Letter”) from Tia L. Jenkins of the staff of the United States Securities and Exchange Commission (the “Staff”) to Deborah H. Merrill, the Chief Financial Officer of Delta Apparel, Inc. (the “Company”), relating to the above-referenced Form 10-K filed on August 29, 2013 (the “2013 Annual Report”).
The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s Letter.

Form 10-K for the Fiscal Year Ended June 29, 2013

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations, page 17

1. We note you operate your business in two distinct segments: branded and basics. In future filings please expand your discussions to include an analysis of your operating results along the lines of reportable segments so that investors can better understand the performance of your businesses. Please ensure to include the discussion of segment operations for each period presented to describe and quantify the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods. Please provide us with a draft of the proposed disclosures to be included in future filings. For further guidance, refer to Item 303 of Regulation S-K, SEC Release No. 33-8350 and FRR 501.04.

Response: In future filings, we will expand our discussion to include an analysis of our operating results along the lines of reportable segments. This will include a discussion of segment operations. Set forth below is a draft of the proposed disclosure:

Overview
Net sales for fiscal year 2013 were $XXX million, a $X million, or X%, increase from the prior year sales of $XXX million, all of which was organic sales growth. Gross margins increased XXX basis points to X% of net sales in fiscal year 2013 from X% of net sales in the prior year. The prior year gross margins were negatively impacted by the effect that high cotton prices were having on our industry. Our gross margins may not be comparable to other companies, since some companies include costs related to their distribution network in cost of goods sold and we exclude them from gross profit and include them in selling, general and administrative expenses. Fiscal year 2013 selling, general and administrative expenses were $XX million, or X% of sales, compared to $XX million, or X% of sales, in the prior year. The increase in selling, general and administrative expenses is primarily due to an increase in performance-based compensation expense in both the basics and branded segments resulting from the improvement in earnings during fiscal year 2013 compared to the prior year. Fiscal year 2013 operating income was $XX million, or X% of sales, compared to a $XX million operating loss, or X% of sales, in fiscal year 2012 resulting from the factors described above. Net interest expense for fiscal year 2013 was $X million, a decrease of $X million, from $X million for fiscal year 2012.

Our fiscal year 2013 effective income tax rate was X% compared to an effective tax rate of X% which resulted in a tax benefit in fiscal year 2012. We benefit from having income in foreign jurisdictions that are either exempt from income taxes or have tax rates lower than the United States. The tax benefit in fiscal year 2012 was impacted by the operating losses driven by the inventory markdown during the year which lowered our U.S. taxable income while maintaining profits in the offshore taxable and tax-free jurisdictions.

Fiscal year 2013 net earnings were $X million, a $X million increase from the net loss of $X million in fiscal year 2012.

Branded Segment
All of the branded segment businesses, except Soffe, experienced sales growth during fiscal year 2013. Junk Food® apparel and the Salt Life® collection, along with Art Gun, had strong sales growth, but this was more than offset by lower sales of Soffe® merchandise. Sales in the branded segment declined X% to $XXX million from $XXX million in the prior year. Gross margins declined slightly on the reduced sales, while selling, general and administrative expenses increased slightly driven primarily from higher performance-based compensation on the improved performance in all the branded business units except Soffe. Operating income declined by $X million for a $X million loss resulting from softness in the Soffe business.

Basics Segment
Sales in the basics segment increased $XXX to $XXX million from $XXX million in the prior year. The basics segment's X% increase in unit sales was partially offset by lower average selling prices, resulting in X% sales growth. Gross margins in the basics segment improved from fiscal year 2012 due primarily to the negative impact that high cotton prices had on the prior year results. In addition, improved manufacturing performance favorably impacted the basic segments gross margins in fiscal year 2013. Selling, general and administrative costs increased to X% of sales in fiscal year 2013 from X% of sales in the prior fiscal year. The fiscal year 2013 expenses included $XX million of costs associated with the previously disclosed internal investigation by the Audit Committee related to fiscal year 2012. In addition, performance-based compensation increased compared to fiscal year 2012. Fiscal year 2013 operating income increased X% to $XX million compared to $XX in the prior year.

2. Please also discuss, and quantify if practicable, the effect of direct-to-consumer and e-commerce wholesale activity on total revenues. Please provide us with a draft of the proposed disclosures to be included in future filings.

Response: In future filings, we will provide the percentage of sales that are derived from direct-to-consumer and e-commerce wholesale activity. Set forth below is a draft of the proposed disclosure:

Net sales for fiscal year 2013 were $XXX million, a $X million, or X%, increase from the prior year sales of $XXX million, all of which was organic sales growth. Our direct-to-consumer and e-commerce sales represented X% of total revenues, an X% increase over fiscal year 2012, during which direct-to-consumer and e-commerce sales were X% of total revenues. The basics segment's X% increase in unit sales was partially offset by lower average selling prices, resulting in X% sales growth, bringing sales to $XXX million. Sales in the branded segment declined X% to $XXX million. Junk Food® apparel and the Salt Life® collection, along with Art Gun, had strong sales growth, which was offset by lower sales of Soffe® merchandise.

Financial Statements

Notes to Consolidated Financial Statements

Note 2- Summary of Significant Accounting Policies

(p) Cost of Goods Sold, page F-10

3. In future filings, please revise your footnote disclosure to clarify, if true, that you allocate a portion of your depreciation and amortization to cost of goods sold. If you do not allocate a portion to cost of goods sold, please relabel the cost of goods sold line item throughout the filing to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11:B. Please provide us your proposed disclosure to be included in future filings.

Response: We include depreciation and amortization amounts related to our manufacturing and sourcing operations within cost of goods sold in our consolidated statement of earnings. In future filings, we will clarify that our cost of goods sold includes such depreciation and amortization expense. Set forth below is a draft of the proposed disclosure marked to show changes from the actual disclosure in our Fiscal 2013 Form 10-K:

(p) Cost of Goods Sold: We include in cost of goods sold all manufacturing and sourcing costs incurred prior to the receipt of finished goods at our distribution facilities. The cost of goods sold principally includes product cost, purchasing costs, inbound freight charges, insurance, ~~and~~ inventory write-downs, and depreciation and amortization expense associated with our manufacturing and sourcing operations. Our gross margins may not be comparable to other companies, since some entities include costs related to their distribution network in cost of goods sold and we exclude them from gross margin, including them instead in selling, general and administrative expenses.

Closing

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We hope that the above responses will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at (864) 232-5200 ext. 6620. Thank you for your time and attention.
Sincerely,
/s/ Deborah H. Merrill
Deborah H. Merrill
Vice President, Chief Financial Officer & Treasurer
Delta Apparel, Inc.

cc: Raj Rajan

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